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                                                                    Exhibit 12.3

                      SARA LEE CORPORATION AND SUBSIDIARIES
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                    AND PREFERRED STOCK DIVIDEND REQUIREMENTS
                           (In millions except ratios)


                                                                                Fiscal Year Ended (1)
                                                             -------------------------------------------------------
                                                             June 28,    June 27,     July 3,    July 1,     June 30,
                                                               1997      1998 (2)    1999 (3)     2000       2001 (4)
                                                             --------    -------     -------     -------     -------
Fixed charges and preferred stock dividend requirements:
   Interest expense                                          $   202     $   224     $   237     $   252     $   270
   Interest portion of rental expense                             64          61          62          63          64
                                                             -------     -------     -------     -------     -------

   Total fixed charges before capitalized interest               266         285         299         315         334
      and preferred stock dividend requirements
   Capitalized interest                                           12          10           3           9          14
   Preferred stock dividend requirements (5)                      41          24          20          20          18
                                                             -------     -------     -------     -------     -------

      Total fixed charges and preferred stock
         dividend requirements                               $   319     $   319     $   322     $   344     $   366
                                                             =======     =======     =======     =======     =======

Earnings available for fixed charges and preferred stock
      stock dividend requirements:
   Income (loss) before income taxes continuing operations   $ 1,401    ($   531)    $ 1,570     $ 1,567     $ 1,851
   Less undistributed income in minority owned companies          (7)         (6)         (6)         (8)         (2)
   Add minority interest in majority-owned subsidiaries           30          25          31          35          51
   Add amortization of capitalized interest                       23          25          23          24          24
   Add fixed charges before capitalized interest and
      preferred stock dividend requirements                      266         285         299         315         334
                                                             -------     -------     -------     -------     -------

      Total earnings (losses) available for fixed charges
         and preferred stock dividend requirements           $ 1,713    ($   202)    $ 1,917     $ 1,933     $ 2,258
                                                             =======     =======     =======     =======     =======

Ratio of earnings (losses) to fixed charges and preferred
   stock dividend requirements                                   5.4        (0.6)        6.0         5.6         6.2
                                                             =======     =======     =======     =======     =======

Notes
(1)  Our fiscal year ends on the Saturday nearest June 30.
(2) In 1998, we recorded a restructuring provision that reduced income from continuing operations before income taxes by $2,038. An increase in income from continuing operations of $497 million in 1998 would have resulted in a ratio of earnings to fixed charges of 1.0x and an increase in income from continuing operations of $521 million in 1998 would have resulted in a ratio of earnings to fixed charges and preferred stock dividend requirements of 1.0x.
(3) Fiscal 1999 was a 53-week year. In 1999, we recorded a gain on the sale of our tobacco business of $137 and a product recall charge of $76 that resulted in an increase in income from continuing operations before taxes of $61.
(4) In 2001, we recorded a pre-tax charge of $554 in connection with certain reshaping actions, a pre-tax gain of $105 in connection with the IPO of our Coach Inc. subsidiary and a tax-free gain of $862 in connection with the exchange of our stock for the stock of Coach Inc., that resulted in an increase in income from continuing operations before taxes of $413.
(5) Preferred stock dividends in the computation have been increased to an amount representing the pre-tax earnings that would have been required to cover such dividends.